Rockley Photonics Holdings Limited

3rd Floor 1 Ashley Road

Altrincham, Cheshire

United Kingdom, WA14 2DT

October 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Gregory Herbers

Re:	Rockley Photonics Holdings Limited

Registration Statement on Form S-1

File No. 333-260119

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rockley Photonics Holdings Limited (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-260119) (the “Registration Statement”) be declared effective on October 19, 2021, at 11 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Rachel Rhodes of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Rachel Rhodes at (212) 858-1148.

[Signature Page Follows]

Sincerely,

/s/ Mahesh Karanth
Mahesh Karanth Chief Financial Officer

cc:	Tom Adams, Rockley Photonics Holdings Limited

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Rachel Rhodes, Pillsbury Winthrop Shaw Pittman LLP